





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2017 (MM/DD/YY) AND ENDING 04/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EULAV Securites LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, 21st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Appel 212.907.1827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Appel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EULAV Securites LLC _____ , as of April 30 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



CAROL COBURN FREDING
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6268513
Qualified In New York County
My Commission Expires 09-10-2020

Notary Public

_____

Signature

President

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2018



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EULAV Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EULAV Securities LLC (the "Company") as of April 30, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2011.

EISNERAMPER LLP
New York, New York
June 26, 2018

EULAV SECURITIES LLC

Statement of Financial Condition
April 30, 2018

ASSETS	
Cash	$ 1,330,186
12b-1 fees and sub-transfer agency fees receivable from affiliates	527,442
Prepaid expenses and other assets	164,429
	$ 2,022,057
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued liabilities	$ 585,550
Total member's equity	1,436,507
	$ 2,022,057

See notes to statement of financial condition

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2018

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES

EULAV Securities LLC (the "Company"), a wholly-owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds").

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of its shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from Value Line Funds managed by the Parent. The Company and certain of the Value Line Funds have agreed to waive a portion of the fund's respective Rule 12b-1 fees.

Certain of the Value Line Funds compensate financial intermediaries that provide sub-transfer agency and related services to investors that hold their fund shares in omnibus accounts maintained by the financial intermediaries with the Value Line Funds (see Note B[3]).

The results of the Company's operations may not be indicative of what the results of financial position would be if it were a stand-alone entity.

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[2] Cash:

The Company maintains all of its cash at a single major financial institution, which at times may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited. While this represents a concentration of credit risk, management does not consider the company to be at risk with respect to its cash.

[3] Revenues:

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plans. Service and distribution fees are earned on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund's prospectus and received in arrears the following month. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses), that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Revenues: (continued)

Sub-transfer agency fees are received solely from the Value Line Funds in accordance with a sub-transfer agency plan approved by the Board of the Value Line Funds. The sub-transfer agency fee, which may be paid directly to the financial intermediary or indirectly via the Company, is equal to the lower of (i) the aggregate amount of additional transfer agency fees and expenses that the Value Line Funds would otherwise pay to the Value Line Funds' transfer agent, if each subaccount in the omnibus account maintained by the financial intermediary with the fund were a direct account with the fund and (ii) the amount by which the fees charged by the financial intermediary for including the fund on its platform and providing shareholder, sub-transfer agency and related services exceed the amount paid under the fund's plan with respect to fund assets attributable to shares held by the financial intermediary in the omnibus account. In addition, the amount of sub-transfer agency fees payable by the Value Line Funds to all financial intermediaries in the aggregate is subject to a maximum cap of 0.05% of each fund's average daily net assets. If the sub-transfer agency fee is paid to financial intermediaries indirectly via the Company, the Company does not retain any amount thereof and such fee otherwise reduces the amount that the Company is contractually obligated to pay to the financial intermediary.

[4]   Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.   The Company's policy is to recognize accrued interest and penalties in general and administration expense.   The Company has not recognized any interest or penalties related to income taxes, and has no material unrecognized tax benefits.   There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update on revenue recognition (ASU 2014-09). The new guidance creates a single, principle based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for fiscal years beginning on or after December 15, 2018 and interim periods within those fiscal years. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent allocated expenses to the Company for salaries and benefits, office facilities and other administrative expenses in accordance with an expense sharing agreement.   The Company and the Parent incur trade receivables and payables throughout the year. Interest is not charged on intercompany balances. As of April 30, 2018, the Company did not owe any money to its Parent for expenses pursuant to the expense sharing agreement. The 12b-1 fees, as described in Note B(3), are received solely from related parties.

The Company has a history of net losses and does not expect to be profitable in the near future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

NOTE E – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumption about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's assets and liabilities by level within the fair value hierarchy at April 30, 2018:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash	$ 1,330,186	$ 1,330,186	$ -	$ -	$ 1,330,186
Receivables	527,442	-	527,442	-	527,442
Total Assets	$ 1,857,628	$ 1,330,186	$ 527,442	$ -	$ 1,857,628
Liabilities:					
Accounts payable and accrued liabilities	$ 585,550	$ -	$ 585,550	$ -	$ 585,550
Total Liabilities	$ 585,550	$ -	$ 585,550	$ -	$ 585,550

NOTE F - EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

The employees of the Company are eligible to be members of the Parent's 401(k) Plan and Profit Sharing Plan. In general, the Parent matches 50% of the first 6% of each eligible employee's salary for the 401(k) Plan and may at its discretion contribute to the Profit Sharing Plan.

NOTE G - NET CAPITAL

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 or one-fifteenth of aggregate indebtedness, if greater. At April 30, 2018, the Company's net capital, as defined, of approximately $745,000 exceeded required net capital by approximately $706,000 and the ratio of aggregate indebtedness to net capital was .79 to 1.